PROXY RESULTS (Unaudited)

Annual Stockholders Meeting: Cohen & Steers Closed-End Opportunity Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 26, 2012. The description of each proposal and number of shares voted are as follows:

Common Shares
				Shares Voted For	Authority Withheld
To elect Directors:
George Grossman			25,055,329.451		558,749.744
Robert H. Steers		25,073,175.895		540,903.300
C. Edward Ward Jr.		25,086,597.725		527,481.470

Special Stockholders Meeting: Cohen & Steers Closed-End Opportunity Fund, Inc. shareholders voted on the following proposal at a special meeting of stockholders held on June 7, 2012. The description of the proposal and number of shares voted are as follows:

Common Shares
		Shares Voted For 		Shares Voted Against	Shares Voted Abstain

To vote on a proposal, pursuant to the Fund's charter, to convert the Fund to an open-end investment company and to adopt an amendment and restatement of the Fund's charter to effectuate the conversion
		2,951,180.872			7,739,648.243		159,497.348